Filed Pursuant to Rule 433

Registration No. 333-190682

May 9, 2016

GATX Corporation

PRICING TERM SHEET

Issuer:	GATX Corporation

Security:	5.625% Senior Notes due 2066

Size:	$150,000,000

Overallotment Option:	None

Maturity Date:	May 30, 2066

Coupon:	5.625%

Interest Payment Dates:	February 28, May 30, August 30 and November 30, commencing August 30, 2016

Denominations:	$25 denominations and integral multiples of $25

Price to Investors:	100.000%

Optional Redemption:	On and after May 30, 2021, the notes are redeemable in whole or from time to time in part, at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.

Tax Redemption:	If certain “tax events” (as defined under the caption “Description of Notes—Tax Event Redemption” in the Preliminary Prospectus Supplement) occur, the notes are redeemable in whole, but not in part, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

Listing:	We have applied to list the notes on the New York Stock Exchange and trading is expected to begin within 30 days after the notes are first issued.

Expected Settlement Date:	May 16, 2016 (T+5)

CUSIP/ISIN:	361448 608 / US3614486088

Expected Ratings*:	Baa2 (stable) by Moody’s Investors Service, Inc. BBB (stable) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. KeyBanc Capital Markets Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.